September 30, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Stacy Shannon, Staff Accountant Mary Mast, Review Accountant Michael Rosenthall, Staff Attorney Jeffrey Riedler, Assistant Director

Re:	QLT Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Definitive Proxy on Schedule 14A Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 000-17082
Ladies and Gentlemen:
This letter sets forth the responses of QLT Inc. (the “Company”) to the comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 17, 2010 relating to the above-referenced filings. For ease of review, the text of each of the Staff’s comments is set forth below in bold, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis Results of Operations Research and Development, pages 53-54
1.	Refer to your response to prior comment two. Please revise to disclose the costs incurred to date.
Response:
In response to the Staff’s comment, we have revised the chart reflecting the R&D costs incurred by the Company with respect to its significant products under development in the ocular therapeutic area that was set forth in our response to your letter dated August 5, 2010 to include total costs incurred to date. Set forth below are the R&D costs incurred by the Company with respect to its significant products under development in the ocular therapeutic area for the years ended 2007, 2008 and 2009, the six month period ended June 30, 2010 and the total costs incurred to date:

	Total Costs
(In thousands of	Incurred to		June 30, 2010
U.S. dollars)	Date(1)		Six Months	2009	2008	2007
Punctal Plug Drug Delivery System	$51,388		$9,921	$23,254	$16,397	$1,816
QLT 091001	21,236		2,481	1,918	2,531	11,579
QLT 091568	1,229		1,229	—	—	—
Visudyne	111,124	(2)	798	2,844	6,216	5,605

(1)	Through June 30, 2010.

(2)	Reflects ocular-related Visudyne R&D costs since 2000, the year Visudyne was commercially launched and the year in which our current accounting system that tracks R&D costs associated with our products was implemented.
Definitive Proxy on Schedule 14A
2. We note your response to our prior comment four and acknowledge that you disclosed in your proxy statement your conclusion that your compensation practices are not reasonably likely to have a material adverse effect on your company. Please tell us the substantive basis for your conclusion as disclosed in the proxy statement and the process you undertook to reach that conclusion.
Response:
In response to the Staff’s comment, we advise that, in order to determine if we have any compensation policies and practices that could create risks that would be reasonably likely to have a material adverse effect on us, our Executive Compensation Committee reviewed each of our compensation policies and practices to identify any factors that might pose potential risk and any mitigating or controlling factors which would balance these potential risks. In its assessment, the Executive Compensation Committee considered the mix of compensation elements made available to our executive officers and employees, which generally include a base salary component and a pay-at-risk component. The pay-at-risk component comprises (i) variable performance-based compensation, consisting of short-term incentives such as annual cash bonuses based on individual and corporate performance compared to pre-set goals and objectives, and (ii) long-term incentives, consisting of annual grants of long-term stock options.
The Executive Compensation Committee considered our policies and practices relating to setting the base salary and annual cash bonus levels for executive officers and employees in determining whether our compensation policies and practices are reasonably likely to have a material adverse effect on us. The Executive Compensation Committee reviewed executive officer base salaries and annual cash bonus levels, and employed the resources of an outside consultant to establish executive officer cash compensation components and levels that are consistent with market practices and are benchmarked against a peer group of companies (at the 50th percentile for base salaries, and between the 50th and 75th percentile for total cash compensation when targeted levels of performance for annual cash bonuses are achieved or exceeded), as described in our 2010 Definitive Proxy Statement under the heading “Compensation Discussion and Analysis.” The Executive Compensation Committee determined that, given our competitive industry, this compensation strategy allows us to competitively attract and retain talented executives while aligning the strategic interests of our executives and shareholders. We also employed the resources of an outside consultant to assist a working group of our executive officers (the “working group”) to establish the base salaries and annual cash bonus levels for other employees at levels that we believe are consistent with the biopharmaceutical industry and the subject employee’s geographic market. Following its assessment of executive officer base salaries and annual cash bonus levels, and upon the recommendation of the working group with respect to other employees’ base salaries and annual cash bonus levels, the Executive Compensation Committee determined that the cash compensation components and levels for both our executive officers and other employees were consistent with market practices, and that, because the principal component of total cash compensation is a fixed base salary amount, they do not encourage inappropriate risk-taking.
The Executive Compensation Committee also considered our equity compensation policies and practices in determining whether our compensation policies and practices are reasonably likely to have a material adverse effect on us. With respect to executive officers, the Executive Compensation Committee reviewed the use of annual stock option awards, generally having five year terms and vesting over 36 equal monthly installments, as well as, in conjunction with this practice, the use of executive officers’ minimum share ownership guidelines, as described in our 2010 Definitive Proxy Statement under the heading “Compensation Discussion and Analysis.” The Executive Compensation Committee determined, in consultation with an outside consultant’s review of our executive compensation practices, including an analysis of the competitive benchmarking of the fair value of long-term incentives awarded in our peer group, that our equity compensation policies and practices for our executive officers align our executive officers’ interests with the interests of our stockholders. Furthermore, with the input from the working group, the Executive Compensation Committee considered the use of annual stock option awards for employees, generally having five year terms and vesting over 36 equal monthly installments, and determined that, as a whole, our equity award practices as a component of compensation for our employees are consistent with industry practices. As a result of its evaluation of the equity component of our compensation practices for our executive officers and employees, the Executive Compensation Committee determined that our equity compensation policies and practices align the interests of our executive officers and employees with those of our stockholders and do not create incentives for our executive officers or employees to take unnecessary or inappropriate risks that could materially threaten our operating results, financial condition, reputation, business model and/or long-term shareholder value.
As a result of its assessment, the Executive Compensation Committee determined that our compensation policies and practices for our executive officers and employees are not reasonably likely to have a material adverse effect on us, and that because of the appropriate mix of compensation elements, our compensation policies and practices do not create any incentives for executive officers or employees to take inappropriate risks.
As requested in your August 5, 2010 letter, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at (604) 707-7344 with any questions or comments regarding this correspondence.
Very truly yours,
/s/ Cameron Nelson
Cameron Nelson
Chief Financial Officer
QLT Inc.

cc:	Robert L. Butchofsky, President and CEO, QLT Inc. Alan C. Mendelson, Esq., Latham & Watkins LLP